UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        China Wi-Max Communications, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)

                                   Henry Zaks
                     11649 Port Washington Road, Suite #224
                                Mequon, WI 53092
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2008
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                     --------------------------
                                                        Page 2 of 5    Pages
                                                     --------------------------
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1         NAME OF REPORTING PERSON:

          Henry Zaks

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                 PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------



             Number of             7           SOLE VOTING POWER
              Shares                           900,000 common shares
           Beneficially            -------------------------------------
             owned by              8           SHARED VOTING POWER
               Each                            0
             Reporting             -------------------------------------
              Person               9           SOLE DISPOSITIVE POWER
               with                            900,000 common shares
                                   -------------------------------------
                                   10          SHARED DISPOSITIVE POWER
                                               0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         900,000 common shares directly
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.7% as of November 24, 2008
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

                                                   --------------------------
                                                         Page 3 of 5    Pages
                                                   --------------------------

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of China Wi-Max Communications, Inc., a Nevada corporation ("CWMC"). The address of the principal executive offices of CWMC is 1905 Sherman Street, Suite #335, Denver, Colorado 80203.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is being filed on behalf of Henry Zaks.

         (b) Mr. Zaks' business address is 11649 Port Washington Road, Ste. #224, Mequon, WI 53092.

         (c) Henry Zaks.

HENRY ZAKS:

Henry Zaks has been in the Insurance business since 1968; specializing in employee benefits. He began marketing employee benefit products as a distributor through independent agents in 1984 and is still active today. He is involved with several charitable organizations.

          (d) Henry Zaks has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Henry Zaks has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Henry Zaks is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 900,000 shares were purchased at $0.001 per share with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Zaks does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of CWMC, or the disposition of securities of CWMC;

                                                      --------------------------
                                                          Page 4 of 5    Pages
                                                      --------------------------

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving CWMC or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of CWMC or any of its subsidiaries;

         (d) Any change in the present board of directors or management of CWMC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of CWMC;

         (f)  Any  other  material   change  in  CWMC's  business  or  corporate
structure;

         (g) Changes in CWMC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CWMC by any person;

         (h) Causing a class of securities of CWMC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

         (i) A class of equity securities of CWMC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of CWMC common stock reported below are based on the statement that as of November 24, 2008 there were 10,394,000 shares of CWMC common stock outstanding.

(a) Aggregate number of shares owned (directly and indirectly):                  900,000 common shares directly;
                                                                                 0 shares indirectly

    Percent of outstanding shares owned:                                         8.7% directly as of November 24, 2008;
                                                                                 0% indirectly

(b) Sole Power of voting for Reporting Person:                                   900,000 common shares

    Shared Power of voting for Reporting Person:                                 None

(c) Transactions in securities in the past 60 days for Reporting Person:         None

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not Applicable

                                                  --------------------------
                                                        Page 5 of 5    Pages
                                                  --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr.   Zaks  has  no   contracts,   arrangements,   understandings   or
relationships (legal or otherwise) with other persons with respect to the securities of CWMC, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          None.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 5, 2008



/s/Henry Zaks
------------------------------
Henry Zaks